恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED

RECEIVED

2008 APR 16 P 1:?2

OFFICE OF INTERNATIONAL CORPORATE FINANCE

082-03964

Our Ref.: HASE/TL/HI/05340

27th March, 2008

08001788

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

SUPPL

Dear Sirs,

Re: Henderson Investment Limited (Stock Code : 97)
<u>Announcement – Unusual Price and Trading Volume Movements</u>

We enclose for your information a copy of the Company's announcement on 26th March, 2008 in relation to the subject matter, which is published on the websites of the Hong Kong Exchanges and Clearing Limited and the Company.

Yours faithfully,

Timon Liu
Company Secretary

PROCESSED
APR 18 2008
THOMSON
FINANCIAL

Encl.

TL/pm

dw 4/17

香港中環金融街八號國際金融中心二期七十一至七十六樓
71-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
電話 Tel: (852) 2908 8888 • 傳真 Fax: (852) 2908 8838 • 網址 Website: www.hld.com

HENDERSON INVESTMENT LIMITED
Incorporated in Hong Kong with limited liability
(Stock Code : 97)

UNUSUAL PRICE AND TRADING VOLUME MOVEMENTS

This announcement is made at the request of The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The board of directors (the "Board") of Henderson Investment Limited (the "Company") has noted the increases in the price and trading volume of the shares of the Company today and wishes to state that the Board is not aware of any reasons for such increases.

The Board confirms that the Company has received an expression of interest from a joint-venture partner to acquire certain assets from the Company. The Company is awaiting further information on the detailed terms and no agreement has been reached with the interested party. Apart from the above, there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") and neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

This announcement is made by the order of the Board and the directors of the Company individually and jointly accept responsibility for the accuracy of this announcement.

By Order of the Board
Timon LIU Cheung Yuen
Company Secretary

Hong Kong, 26 March 2008

As at the date of this announcement, the Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee Tat Man, Suen Kwok Lam, Lee King Yue, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Augustine Wong Ho Ming and Sit Pak Wing; (2) non-executive directors: Woo Po Shing, Philip Yuen Pak Yiu, Leung Hay Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

END